

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 8, 2006

Mr. Terrance N. Fern
Chairman, Managing Director and Chief Executive Officer
Petsec Energy Ltd
Level 12, Alfred Street
Sydney, NSW 2000 Australia

> **Re:** **Petsec Energy Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed May 22, 2006**
> **File No. 1-14101**
> **Response Letter of October 13, 2006**

Dear Mr. Fern:

We have reviewed your Form 20-F for the fiscal year 2005 and your response letter dated October 13, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 8

1.   We have reviewed your response to comment one from our letter dated September 14, 2006. We believe that if you are dependent on facilities and pipelines owned and operated by others this is a material risk you should disclose. The operation of these facilities is entirely controlled by the owners and their interest may not be the same as yours in the future. Please revise your filing to include this risk factor and how it may affect your future operations.

Our operations are exposed to the additional risks of hurricanes….page 10

2.   We have read your response to comment three from our letter dated September 14, 2006. Risk factors should be as specific to you as possible. Therefore, we believe that the related effects you describe should be included in the risk factor. Therefore, please expand this risk factor to explain damages done in the past due to weather. To the extent material, disclose the effects weather-related damage has had on oil and gas production, revenues and derivative losses.

Information on the Company

China, page 14

3.   We have read your responses to comments four and five from our letter dated September 14, 2006. We believe you should revise your document to remove this information which does not represent proved reserves.

Results of Operations

Hedging Transactions, page 26

4.   We have read your response to comment number nine from our letter dated September 14, 2006. We believe that this information is material and therefore you should revise your document to include it.

Financial Statements

Supplemental Oil and Gas Disclosures, page F-26

Estimated Net Quantities of Oil and Natural Gas Reserves, page F-26

5.   We have read your responses to comments six and eleven from our letter dated September 14, 2006. Please expand your disclosure to fully describe the reasons for the significant year to year changes in your reported reserves. Please see SFAS 69 paragraph 11 for guidance.

The Standardized Measure of Discounted Future Net Cash Flows, page F-28

6.   We have read your response to comment twelve from our letter dated September 14, 2006. Please revise your document to include the proposed disclosure.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief